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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED AUG - 7 2014

SEC FILE NUMBER

8- *21979*

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___07/01/13___ AND ENDING ___06/30/14___
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DFP EQUITIES, INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

501 Pennsylvania Parkway
(No. and Street)

Indianapolis, IN 46280
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Garry Lindboe - 317-573-5257
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHEDJAMA, INC. dba Edward Opperman, CPA
(Name – if individual, state last, first, middle name)

1901 Kossuth Street - Lafayette, IN 47905
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ___GARRY LINDBOE_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___DFP EQUITIES, INC._____ , as

of ___JUNE 30_____, 20_14_____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

None - nothing follows

_____

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
      Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
      consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DFP EQUITIES, INC.

REPORT ON AUDIT OF
FINANCIAL STATEMENTS

JUNE 30, 2014



CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette. IN 47905 | 765-588-4335

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

DFP EQUITIES, INC.
TABLE OF CONTENTS

	Page Number
Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to the Financial Statements	6 - 8
Independent Auditors' Report on the Supplementary Information	9
Computation of Net Capital Requirements	10
Auditors' Report on Internal Controls	11 - 12
Reconciliation between audited and unaudited net capital computation	13
Auditors' Report on Exemption Report	14



CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
DFP EQUITIES, INC.
Indianapolis, Indiana

We have audited the accompanying financial statements of DFP EQUITIES, INC., (an Indiana corporation), which comprise the statement of financial condition as of June 30, 2014, and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. DFP EQUITIES, INC.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of DFP EQUITIES, INC. as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Requirements and the Reconciliation between audited and unaudited net capital computation reports have been subjected to audit procedures performed in conjunction with the audit of DFP EQUITIES, INC.'s financial statements. The supplemental information is the responsibility of DFP EQUITIES, INC.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
JULY 26, 2014

DFP EQUITIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2014 AND 2013

	2014	2013
ASSETS		
Cash and cash equivalents	$ 9,312	$ 10,497
Commissions receivable	4,160	7,873
Deferred taxes	264	-
TOTAL ASSETS	$ 13,736	$ 18,370

LIABILITIES AND STOCKHOLDERS' EQUITY

	2014	2013
LIABILITIES		
Commissions payable	$ 4,160	$ 7,873
TOTAL LIABILITIES	4,160	7,873
STOCKHOLDERS' EQUITY		
Common Stock (1,000 shares authorized, 120 shares issued and outstanding)	$ 6,000	$ 6,000
Additional Paid In Capital	5,982	5,982
Retained Earnings	(2,406)	(1,485)
TOTAL STOCKHOLDERS' EQUITY	9,576	10,497
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 13,736	$ 18,370

The accompanying notes are an integral part of the financial statements.

Page 2

DFP EQUITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2014 AND 2013

	2014	2013
REVENUE		
Commissions and fees	$ 78,992	$ 95,382
Interest	1	1
TOTAL REVENUE	78,992	95,383
EXPENSES		
Commissions	75,601	89,936
Professional fees	3,535	3,035
Licensing fees and insurance	1,026	2,437
Other	16	127
TOTAL EXPENSES	80,178	95,535
Income (Loss) Before Income Tax	(1,186)	(152)
Income Tax Benefits (Expense)	265	(63)
Net Income (Loss)	$ (921)	$ (215)
Earning (Loss) per share of common stock	$ (7.68)	$ (1.79)

The accompanying notes are an integral part of the financial statements.

DFP EQUITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED JUNE 30, 2014 AND 2013

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at June 30, 2012	$ 6,000	$ 5,982	$ (1,270)	$ 10,712
Additional Paid In Capital	-	-	-	-
Stock Issue	-	-	-	-
Purchase of Shares	-	-	-	-
Net Income	-	-	(215)	(215)
Balance at June 30, 2013	$ 6,000	$ 5,982	$ (1,485)	$ 10,497
Additional Paid In Capital	-	-	-	-
Stock Issue	-	-	-	-
Purchase of Shares	-	-	-	-
Net Income	-	-	(921)	(921)
Balance at June 30, 2014	$ 6,000	$ 5,982	$ (2,406)	$ 9,576

The accompanying notes are an integral part of the financial statements.

Page 4

DFP EQUITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2014 AND 2013

	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ (921)	$ (215)
Adjustments to reconcile income to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Commissions receivable	3,713	(173)
Deferred tax	(264)	
Increase (decrease) in operating liabilities:		
Commission payable	(3,713)	173
Net Cash Provided by (Used in) Operating Activities	(1,185)	(215)
Net increase (decrease) in cash	(1,185)	(215)
Cash - beginning of year	10,497	10,712
Cash - end of year	$ 9,312	$ 10,497
SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES		
Cash Paid During the Year for: Taxes	$ -	$ -

The accompanying notes are an integral part of the financial statements.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—DFP Equities, Inc. (the Firm) was formed on June 9, 1977 as a corporation in the state of Indiana. The Firm is a registered securities broker dealer. The Firm was formed to as a securities broker and dealer, the Firm is engaged as a wholesaler of variable life insurance products, annuities and mutual funds. Most revenues are produced in central Indiana.

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents as of June 30, 2014 and 2013.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, such accounts may be in excess of FDIC insured limits. The Firm did not have amounts in excess of insured limits for both years.

e. Accounts Receivable—Accounts Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers accounts receivable to be fully collectible. Uncollectible accounts receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. Advertising—The Firm's advertising costs are expensed as incurred. During the years ended June 30, 2013 and 2012, no advertising costs were incurred.

NOTE 2: RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. The payable to brokers are commissions due to the brokers. At June 30, 2014 and 2013 there were receivables of $4,160 and $7,873 respectively.

NOTE 3: BASIC EARNINGS PER SHARE

Basic earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Firm has issued no dilutive potential common shares. Earnings per share were ($7.68) and ($1.79) for the years ended June 30, 2014 and 2013, respectively.

NOTE 4: INCOME TAX EXPENSE

The Firm utilizes the asset and liability method of accounting for income taxes, as set forth in Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes". This method requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the Firm's financial statements or income tax returns. Deferred income taxes arise primarily from the recognition of income and expense on the cash basis for income tax purposes.

Tax years prior to 2010 are no longer subject to tax examinations by federal and Indiana tax jurisdictions.

Income tax expense (benefit) was computed as follows:

	2014	2013
Refundable federal income tax (balance due)	$ (164)	$ 57
Refundable state income tax (balance due)	(101)	6
Total refundable income tax (balance due)	$ (265)	$ 63
Federal income tax expense (benefit)	$ (164)	$ (57)
State income tax expense	(101)	(6)
Total income tax expense	$ (265)	$ (63)

NOTE 5: RELATED PARTY TRANSACTIONS

The Firm has an expense sharing agreement with an affiliated company, which is related by common ownership. Under the terms of the agreement, the affiliated company has agreed to make available certain facilities and provide for performance of certain administrative and clerical services as well as pay for certain general and administrative expenses that are incurred by the Firm.

NOTE 6: CONCENTRATIONS

All of the Firm's commission revenues resulted from only six companies or clients. Income from two of these companies accounted for approximately 95% of gross revenues.

NOTE 7: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $5,000 or 6-2/3% of the aggregate indebtedness of the Firm. One June 30, 2014, the Firm had net capital of $9,576 which was $4,576 in excess of its required net capital of $5,000. The percentage of aggregate indebtedness to net capital was 43.44%.

NOTE 8: RECONCILIATION PURSUANT TO RULE 17A-5(D)(4)

There were only two reconciling items between the June 30, 2014 unaudited FOCUS report and this audit, in the computation of Net Capital under Rule 15c3-1. The reconciling items involved accrual of commissions receivable and payable; and an income tax accrual.

NOTE 9: EXEMPTION UNDER RULE 15c3-3

The Firm claims an exemption under Rule 15c3-3 in accordance with the provisions of paragraph (k) (1) "limited business (mutual funds and/or variable annuities only". During the year ended June 30, 2014 there are no amounts to be reported pursuant to the possession or control requirements under Rule 15c3-3, and the Firm is in compliance with their stated exemptive provisions, and thus is exempt from the provisions of Rule 15c3-3.



INDEPENDENT AUDITORS' REPORT ON THE SUPPLEMENTARY INFORMATION

The Board of Directors
DFP EQUITIES, INC.
Indianapolis, Indiana

We have audited the financial statements of DFP EQUITIES, INC. as of and for the year ended June 30, 2014, 2013, and our report thereon dated July 26, 2014, which expressed an unmodified opinion on those financial statements, appears on page 1. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained as, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole

SHEDJAMA, INC,
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
JULY 26, 2014

DFP EQUITIES, INC.

COMPUTATION OF NET CAPITAL REQUIREMENTS

FOR THE YEAR ENDED JUNE 30, 2014

Total ownership equity from Statement of Financial Condition	$	9,576
less nonallowable assets from Statement of Financial Condition		-
Net capital before haircuts on securities positions		9,576
Haircuts on securities		-
Net Capital	$	9,576
Aggregate Indebtedness		4,160
Net capital required based on aggregate indebtedness (6-2/3%)		277

Computation of Basic Net Capital Requirement

Minimum net capital required	$	5,000
Excess Net Capital	$	4,576
Total aggregate indebtedness	$	4,160
(A) - 10% of total aggreate indebteness	$	416
(B) - 120% of minimum net capital requirement	$	6,000
Net Capital less the greater of (A) or (B)	$	3,576
Percentage of Aggregate Indebtedness to Net Capital		43.44%

The accompanying notes are an integral part of the financial statements.



CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

The Board of Directors
DFP EQUITIES, INC.
Indianapolis, Indiana

In planning and performing our audit of the financial statements of DFP EQUITIES, INC. as of and for the year ended June 30, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered DFP EQUITIES, INC.'s internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of DFP EQUITIES, INC.s' internal control. Accordingly, we do not express an opinion on the effectiveness of DFP EQUITIES, INC. internal control. Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by DFP EQUITIES, INC., including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the provisions of Rule 15c3-3. Because DFP EQUITIES, INC. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of DFP EQUITIES, INC. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

(CONTINUED)

(CONTINUED)

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that DFP EQUITIES, INC's practices and procedures, as described in the second paragraph of this report, were adequate at July 26, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
July 26, 2014



CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

The Board of Directors
DFP EQUITIES, INC.
Indianapolis, Indiana

Reference: Reconciliation between the audited computation of net capital and the broker dealer's unaudited net capital computation as reported on the June 30, 2014 Part 11A filing.

Conclusion: There were no material differences between the audited and unaudited net capital computation. The only difference was the accrual adjustment of receivables, and income tax accrual.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
JULY 26, 2014


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
DFP EQUITIES, INC.
Indianapolis, Indiana

We have reviewed management's statements, included in the accompanying EXEMPTION REPORT, in which (1) DFP EQUITIES, INC. identified the following provisions of 17 C.F.R. §15c3-3(k) under which DFP EQUITIES, INC., claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (1)) (the "exemption provisions") and (2) DFP EQUITIES, INC., stated that DFP EQUITIES, INC., met the identified exemption provisions throughout the most recent fiscal year without exception. DFP EQUITIES, INC.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about DFP EQUITIES, INC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
July 26, 2014